05013085

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

SUPPL

SEC MAIL RECEIVED PROCESSING DEC 05 2005 WASH. D.C.

PROCESSED DEC 08 2005

November 30, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

(1)	November 10, 2005	Stock Exchange Announcement – Holding(s) in Company Notification under Section 198 – Companies Act 1985
(2)	November 21, 2005	Stock Exchange Announcement – Doc re Interim Results
(3)	November 29, 2005	Stock Exchange Announcement – Notification of Substantial Shareholder
(4)	November 30, 2005	Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-95.doc
T: 121505

REG-Electrocomponents Holding(s) in Company

RNS Number:9705T
Electrocomponents PLC
10 November 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 10th November 2005 (dated 9th November 2005) in accordance with Section 198 of the Companies Act that as at the close of business on 7th November 2005, UBS AG, acting through it's business group and legal entities detailed below, had an interest in 43,809,332 Ordinary shares of Electrocomponents PLC representing a total of 10.06% of the total issued share capital of the Company.

	Number of Shares	% held
MATERIAL INTEREST		
UBS Global Asset Management Life Limited	2,965,094	0.68
UBS AG London Branch	524,310	0.12
NON MATERIAL INTEREST		
UBS Global Asset Management (Japan) Ltd	56,223	0.01
UBS Global Asset Management (UK) Ltd	24,808,398	5.70
UBS Fund Services (Luxembourg) SA	3,628,296	0.83
UBS Fund Management (Switzerland) AG	1,144,905	0.26
UBS Global Asset Management Trust Company	1,735,912	0.40
UBS Global Asset Management (Canada) Co.	1,486,416	0.34
UBS Global Asset Management (Americas) Inc.	4,745,811	1.09
UBS Global Asset Management (Deutschland) GmbH	9,750	0.00
UBS AG (Global Asset Management)	46,134	0.01
UBS AG, Jersey Branch	6,000	0.00
UBS Wealth Management (UK) Ltd	2,639,583	

0.61
UBS AG Australia Branch 12,500
0.00

UBS AG TOTAL 43,809,332
10.06

CARMELINA CARFORA
Group Company Secretary
10th November 2005

This information is provided by RNS
The company news service from the London Stock Exchange
END
HOLGUGMCGUPAGAU

REG-Electrocomponents Doc re. Interim Results

RNS Number:4432U
Electrocomponents PLC
21 November 2005

ELECTROCOMPONENTS PLC ("Electrocomponents")

Electrocomponents announces the following:

Copies of the following document have been submitted to the UK Listing Authority
and will shortly be available for inspection at the UK Listing Authority's
Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7066 1000

- This is the Interim Report for the period ended 30th September 2005,
containing the Interim Results announced on 8th November 2005.

CARMELINA CARFORA

Group Company Secretary

21st November 2005

DOCBBBATMMJTBJA

431,553
Bankers Trust
27,100
Nortrust Nominees
124,400
State Street Bank & Trust Co.
52,600
Deutsche Bank AG
47
HSBC Bank plc
157,408
Mellon Bank N.A.
38,300
Bank One London
17,500

TOTAL 891,410

Capital Research and Management Company
Registered Name
holding
State Street Nominees Limited
1,000,000
Chase Nominees Limited
21,710,000

TOTAL 22,710,000

CARMELINA CARFORA

Group Company Secretary

29th November 2005

HOLPUGCUGUPAGQB

REG-Electrocomponents Holding(s) in Company

RNS Number:9342U
Electrocomponents PLC
30 November 2005

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification on 30th November 2005 (dated 29th November 2005) in accordance with section 198 of the Companies Act from Capital Group Companies Inc, ('CG'), a US based holding Company on behalf of its affiliates, Capital International Limited and Capital Research and Management Company. The notification states that the notifiable interest held by these affiliates has increased to 26,761,401 Ordinary Shares of 10p each in the Company, which represents 6.148% of the total issued share Capital of the Company. The shares are held as follows:

Capital Group Companies, Inc. ('CG') holdings

	Number of Shares	% held
Capital International Limited	864,310	0.199
Capital Research and Management Company	25,897,091	5.950
TOTAL	26,761,401	6.148

SHARES ARE REGISTERED AS FOLLOWS:

Capital International Limited
Registered Name
holding

Northern Trust
42,502
Chase Nominees Limited

431,553
Nortrust Nominees
124,400
State Street Bank & Trust Co.
52,600
Deutsche Bank AG
47
HSBC Bank plc
157,408
Mellon Bank N.A.
38,300
Bank One London
17,500

TOTAL 864,310

Capital Research and Management Company
Registered Name
holding
State Street Nominees Limited
1,000,000
Chase Nominees Limited
24,897,091

TOTAL 25,897,091

CARMELINA CARFORA

Group Company Secretary

30th November 2005

HOLWUGWAGUPAGAU